Form 10-C



Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities on The Nasdaq Stock Market,  filed  pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN  CHARTER:Computer  Management  Sciences,
Inc.
ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:8133 Baymeadows Way, Jacksonville,  FL
32256
ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):(904) 737-8955


I. Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security Common Stock, par value $.01 per share
2.  Number of shares outstanding before the change 8,270,902
3.  Number of shares outstanding after the change 12,406,353
4.  Effective date of change November 4, 1996
5. Method of change issuance of stock to shareholders of record as of November 4, 1996

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) 3-for-2 stock split


II. Change in Name of Issuer
1.  Name prior to change
2.  Name after change
3.  Effective date of charter amendment changing name
4.  Date of shareholder approval of change, if required



November 6, 1996               /s/ ANTHONY V. WEIGHT
DATE                           Anthony V.Weight,  Senior Vice-President and
                               Chief Financial Officer